Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026

This document contains management’s discussion and analysis (“MD&A”) of the results and financial condition of New Found Gold Corp. (“New Found Gold” or the “Company”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and September 30, 2025 and related notes thereto. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2025 and December 31, 2024. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as applicable to interim financial reports including International Accounting Standards 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this MD&A and the Risk Factors discussed in the Company’s most recent Annual Information Form (“AIF") on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated, references in this MD&A to “Q3 2026” or the “Quarter” mean the three months ended September 30, 2026, and references to “YTD 2026” mean the nine months ended September 30, 2026 (with “Q3 2025” and “YTD 2025” referring to the corresponding three- and nine-month periods ended September 30, 2025, respectively). Where a discussion applies equally to both periods, this MD&A refers to the “three and nine months ended September 30, 2026”; where the analysis differs by period, results for Q3 2026 and YTD 2026 are presented separately.

Forward-Looking Statements and Technical Disclosure

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation. The effective date of this report is November 10, 2026 (the “Effective Date”).

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Note for United States Investors” at the end of this MD&A.

The scientific and technical information disclosed in this MD&A was reviewed and approved by Keith Boyle, P. Eng., CEO and Director, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this MD&A by New Found Gold. Unless otherwise indicated, the scientific and technical information in this MD&A relating to the Queensway Gold Project (“Queensway” or the “Project”) is derived from the “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 (the “Queensway Technical Report”). The scientific and technical information relating to the Hammerdown Gold Project (“Hammerdown”) is derived from “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland and Labrador, Canada”, with an effective date of February 18, 2026 prepared by WSP Canada Inc. (“WSP”) in compliance with NI 43-101 (the “Hammerdown Technical Report”). Both are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR (www.sec.gov/edgar). Scientific and technical information relating to the revised Queensway PEA and updated MRE (as defined below) announced on October 22, 2026 is derived from the Company's 2026 PEA News Release (as defined below) and updates certain disclosures contained in the Queensway Technical Report. The supporting NI 43-101 technical report will be filed within 45 days of the news release.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Overview and Highlights
Q3 2026 was a transformational quarter for the Company, with the milestone of commercial production at the Company’s 100% owned Hammerdown Gold Mine (“Hammerdown”) achieved during the quarter, making New Found Gold Canada's newest gold producer.

The Company graduated from the TSX Venture Exchange ("TSXV") to the Toronto Stock Exchange ("TSX"), with its common shares commencing trading on the TSX on August 26, 2026 under the symbol “NFGC”. The Company’s trading symbol changed to “NFGC” upon the commencement of trading on the TSX to align with its stock symbol on the NYSE American stock exchange (“NYSE American”). The CUSIP and ISIN remained unchanged. Q3 2026 was the first quarter to include a period of commercial production at Hammerdown, following the November 13, 2025 acquisition of Maritime Resources Corp. ("Maritime").

At the Company’s 100% owned flagship Queensway Gold Project (“Queensway”), the Company advanced Phase I detailed engineering and permitting and continued to execute on its 2026 work program. Following the end of the quarter the Company released the results of a revised Preliminary Economic Assessment (“2026 PEA”) and updated mineral resource estimate (“Updated MRE”) for Queensway.

At the Company’s 100% owned Pine Cove mill and in-pit tailings facility (“Pine Cove” or the “Mill”) work advanced on a planned circuit conversion, with work to expand the Mill planned for 2027 pending receipt of a permit amendment.

Key Q3 2026 Strategic and Corporate Highlights

•Safety. Zero lost-time incidents in 2026 to September 30, 2026, over more than 328,000 person-hours worked.

•Queensway Phase I permitting advanced. Following the province of Newfoundland and Labrador (“NL”) Minister of Environment, Conservation and Climate Change’s July 3, 2026 decision letter requiring an Environmental Preview Report (“EPR”) for Queensway Phase I, the Company received the EPR guidelines on September 2, 2026 and submitted the EPR on November 3, 2026 (see “Subsequent Events”).

•Pine Cove conversion and expansion. The Company announced receipt of the permit amendment to convert the Pine Cove circuit to gravity-carbon-in-leach (“Gravity-CIL”) during the quarter. A separate permit amendment to expand throughput capacity to 1,400 tpd will be applied for in due course.

•Continued Queensway exploration and de-risking. On July 21, 2026, the Company reported high-grade channel sample and infill drill results from the Lotto Zone ("Lotto") within the Appleton Fault Zone Core ("AFZ Core"), including 23.7 grams of gold per tonne ("g/t Au") over 15.88 metres ("m") from channel sampling and 43.5 g/t Au over 4.75 m from underground infill drilling, consistent with the MRE block model.

•Graduation to the Toronto Stock Exchange. On August 26, 2026, the Company’s common shares commenced trading on the TSX under the symbol “NFGC”, aligning with its NYSE American symbol.

•Commercial production achieved at Hammerdown. During Q3 2026, the Company achieved commercial production at Hammerdown, completing the operational ramp-up that began following the Maritime acquisition and transitioning Hammerdown from a development-stage asset to a producing gold mine.

•Q3 2026 production and costs. Hammerdown produced 4,863 ounces of gold and sold 6,935 ounces during Q3 2026 (nine months ended September 30, 2026: 10,670 ounces produced and 10,878 ounces sold), at an average gold recovery of 84% for the quarter and an average processed grade of 2.77 g/t Au. Cash costs for the quarter were US$2,887 per ounce and AISC was US$3,279 per ounce of gold produced,

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

with an average realized gold price of US$4,285 per ounce (approximately $5,996 per ounce), generating revenue of $41.6 million (“M”). Contributing factors to the cash costs and AISC for the quarter in which commercial production was achieved at Hammerdown were attributed to mine schedule reorganization to complete overburden stripping and pioneering activities in more favorable seasonal conditions, grade, infill drill costs, fuel surcharges and water treatment costs. (Cash costs and AISC are non-IFRS measures and have been defined and reconciled to the most directly comparable IFRS measures in the “Non-IFRS Financial Measures” section of the MD&A.)

Subsequent Events

The following events occurred between September 30, 2026 and the Effective Date:

•Revised Queensway PEA and Updated MRE. On October 22, 2026, the Company announced the 2026 PEA and an Updated MRE for Queensway, with an after-tax net present value at a 5% discount rate ("NPV5%") of $1.728 billion ("B") at a base case gold price of US$3,600 per ounce (increasing to $2.225B at US$4,100 per ounce), an internal rate of return ("IRR") of 126% (164% at the upside price), 1.744 M ounces of gold produced over a 15-year phased open-pit and underground life of mine ("LOM"), Phase 1 initial capital of approximately $149.8M, and a 38% increase in Measured and Indicated Mineral Resources.

•Queensway Phase I EPR submitted. The EPR was submitted to the provincial government on November 3, 2026, addressing information requests and feedback from public comments, government review, and engagement activities, including an open house in the Town of Appleton. The EPR is now subject to a 35-day public review period, with the Minister’s decision expected in due course.

Looking Ahead

The Company's priorities for the balance of 2026 and into 2027 are:

•Maintaining steady-state commercial production at Hammerdown and completing the installation and commissioning of the permanent on-site crusher and sorter (targeted for substantial completion in Q4 2026, with commissioning and ramp-up in Q1 2027);

•Advancing Queensway Phase I through EPCM work with WSP, the Pine Cove conversion and expansion, and the NL environmental assessment ("EA") process, targeting first Queensway Phase I mineralized material to the mill in Q4 2027;

•Executing the 2026 Queensway work program and filing the Updated Technical Report (as defined below) supporting the 2026 PEA and Updated MRE within 45 days of their October 22, 2026 announcement; and

•Commencing exploration, data compilation, interpretation and geological modelling of the Hammerdown Gold Project landholdings.

With commercial production achieved at Hammerdown and a $220M finance package closed in Q2 2026 (the “Finance Package”), comprising a $115M bought deal equity financing and a $105M senior secured credit facility, in place, the Company expects Hammerdown operating cash flow to complement its balance sheet in funding these priorities.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Description of the Business
Corporate Overview
New Found Gold is Canada's newest gold producer, with its principal assets located in NL, Canada. Effective August 26, 2026, the Company's common shares are listed on the TSX under the symbol "NFGC" and on the NYSE American under the symbol "NFGC"; the common shares were voluntarily delisted from the TSXV in connection with the TSX listing. The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation, and development of resource properties.

The Company’s principal mineral assets consist of Queensway and Hammerdown. During the year ended December 31, 2025, the Company completed the strategic acquisition of Maritime, acquiring a permitted mill and in-pit tailings facility at Pine Cove, expanding its asset base and advancing its corporate strategy toward becoming a mid-tier Canadian gold producer. With the achievement of commercial production at Hammerdown during Q3 2026, the Company now holds a diversified portfolio of gold assets ranging from a producing gold mine and processing infrastructure through to near-term development and advanced exploration.

The Company’s business strategy is centered on creating long-term shareholder value through disciplined technical execution, responsible environmental and social practices, and the strategic consolidation of high-quality gold assets within a stable and globally recognized mining-positive jurisdiction.

Apart from those noted above, there were no other material changes in the Company's business or corporate structure during Q3 2026.

Queensway
Queensway is the Company's flagship, 100%-owned gold exploration and development asset, encompassing 210,550 hectares ("ha") in central Newfoundland, NL, Canada. Queensway is situated along two regional-scale fault systems, the Appleton Fault Zone (“AFZ”) and the Joe Batts Pond Fault Zone ("JBPFZ"), each with a strike extent of more than 110 kilometres (“km”) and is accessible by the Trans-Canada Highway with proximity to power, ports and an established mining services sector in the Town of Gander.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Figure 1. Location of Queensway, Hammerdown and Pine Cove, NL, Canada.

Revised Queensway PEA and Updated MRE

Subsequent to quarter-end, the Company released the results of the 2026 PEA and the Updated MRE for the Queensway Gold Project on October 22, 2026, each prepared in accordance with NI 43-101. The 2026 PEA has an effective date of October 19, 2026 and was prepared using the Updated MRE, which has an effective date of July 6, 2026 (with a database cut-off date of February 28, 2026). The Company intends to file a technical report in respect of the 2026 PEA and the Updated MRE (the “Updated Technical Report”) on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under New Found Gold’s issuer profile within 45 days of October 22, 2026.

Scientific and technical information in this MD&A relating to the 2026 PEA and the Updated MRE is supported by the news release disseminated by the Company on October 22, 2026 (titled “New Found Gold Announces Queensway Gold Project Revised PEA and Updated MRE: After-Tax NPV Increases to $1.7 B with 126% IRR; Measured and Indicated Mineral Resource Increases by 38%”) (the “2026 PEA News Release”). The 2026 PEA was prepared by, and the 2026 PEA News Release has been reviewed and approved by, independent representatives of Evomine Consulting Inc. (Stephen Coates, P.Eng.), Minéralis Consulting Services Inc. (Christian Beaulieu, P.Geo.), ASA Geotech Inc. (Ali Jalbout, P.Eng.), Stantec Consulting Ltd. (Sheldon H. Smith, P.Geo.), Knight Piésold Ltd. (J. Alex McIntyre, P.Eng.), Lincoln Metallurgical, Inc. (Neil J. Lincoln, P.Eng.) and WSP (Michelle Murphy, P.Eng., and William Richard McBride, P.Eng.), each of whom is a “qualified person” (within the meaning of NI 43-101) (each, a “QP”). Each QP is independent of New Found Gold and has reviewed and approved the content of this MD&A as it pertains to their respective responsibilities, and confirms that it fairly and accurately reflects, in both form and context, the information contained in the corresponding sections of the 2026 PEA. At the effective date of the 2026 PEA, each QP has certified that, to the best of their knowledge, information and belief, the parts of the 2026 PEA for which they were responsible contain all scientific and technical information required to be disclosed to make the 2026 PEA not misleading.

When filed, the Updated Technical Report will supersede the Queensway Technical Report, which supported the Company’s initial MRE (effective date March 15, 2025) and the preliminary economic assessment released on July

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

21, 2025 (the “2025 PEA”). The 2026 PEA and the Updated MRE replace the 2025 PEA and the initial MRE in their entirety. Readers are cautioned that there are material changes to the scientific and technical information since the Queensway Technical Report, as outlined in the 2026 PEA News Release. The key assumptions, parameters and methods used in the 2026 PEA, certain of which are described in the 2026 PEA News Release, will be further described in the Updated Technical Report. For readers to fully understand the information contained in the 2026 PEA, reference should be made to the full text of the Updated Technical Report, once filed, including all assumptions, qualifications and limitations therein. The Updated Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

The 2026 PEA confirms robust economics for a phased, high-grade open-pit and underground operation that leverages the Company’s existing, permitted milling and tailings infrastructure at Pine Cove under a hub-and-spoke configuration before transitioning to a purpose-built on-site Queensway processing facility. Queensway is an orogenic, structurally controlled gold system that begins within a few m of surface, allowing the Company to systematically de-risk Queensway through drilling, excavation and channel sampling. The 2026 PEA contemplates a three-phase development: Phase 1 comprising open-pit mining of the Keats and Iceberg deposits with milling of mineralized material at the converted and expanded Pine Cove from Q4 2027; Phase 2 comprising open-pit and underground mining of all deposits through a newly built 4,900-tonnes-per-day Queensway mill; and Phase 3 comprising a further expansion of the Queensway processing circuit, for total planned processing capacity of 7,000 tonnes per day.

Updated PEA and MRE highlights include:

•After-tax NPV₅% of $1.728B at a base case gold price of US$3,600 per ounce, increasing to $2.225B at an upside price of US$4,100 per ounce;

•IRR of 126% at the base case price (164% at the upside price), with a payback period of less than one year;

•1.744 M ounces of gold produced over a 15-year phased open-pit and underground LOM, with average annual production of approximately 116,000 ounces and peak annual production of approximately 190,000 ounces in 2032;

•Average head grade of 13.41 g/t Au for Phase I and an LOM average head grade of 2.09 g/t Au with projected LOM recovery of 91.5%;

•Phase 1 initial capital of approximately $150M, in line with the previous estimate, $832M in growth capital and $971M sustaining capital over LOM, with cash flows from Phases 1 and 2 anticipated to fund growth capital for Phases 2 and 3, respectively;

•Cash cost and all-in sustaining cost (“AISC”) of US$985 per ounce of gold (“/oz Au”) and US$1,375/oz Au, respectively; and

•A 38% increase in Measured and Indicated Mineral Resources (to 27.3 M tonnes at 2.19 g/t Au for 1.92 M contained ounces), in part from the addition of the Dropkick Zone, with Inferred Mineral Resources of 12.5 M tonnes at 1.51 g/t Au.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

PEA Summary

Key financial and operating metrics from the 2026 PEA are summarized below:

Item	Units	Value
Production
Project life (from start of construction to closure)	years	17
Mine life	years	15
Total Potential Mill Feed Tonnage	Mt	28.3
Average Feed Grade, Au	g/t	2.09
Mill recoveries (Avg)%		91.5
Doré Payable	%	99.949
Concentrate Payable	%	87.0
Total Payable Gold (weighted)%		97.813
Total Gold Sold	Moz Au	1.706
Commodity Prices
Au Average	US$/oz	3,600
Project Costs (LOM average)[1]
Mining Cost - OP	$/t milled	29.77
Mining Cost - UG	$/t mined	171.91
Milling Cost	$/t milled	26.78
On-Site Crushing Cost	$/t milled	1.75
Tailings Storage Facility (“TSF”) Cost	$/t milled	0.16
General & Administrative Cost	$/t milled	2.15
Material Haulage to Pine Cove	$/t milled	2.38
Water Management Costs	$/t milled	4.57
Total Cash Cost (2) (4)	US$/oz Au	985
AISC (LOM) (3) (4)	US$/oz Au	1,375
Project Economics
Gross Revenue	$M	8,538.6
Total Selling Cost Estimate	$M	53.9
Effective Royalty Rate	%	0.42
Total Royalties	$M	35.8
Total Operating Cost Estimate	$M	2,245.6
Total Sustaining Capital Cost Estimate	$M	970.8
Total Growth Capital Cost Estimate	$M	832.1
Initial Capital Cost Estimate	$M	149.8
Project Economics
Taxes	$M	1,700.0
Pre-Tax Cash Flow	$M	4,250.7
After-Tax Cash Flow	$M	2,550.6
Pre-Tax Net Present Value @ 5%	$M	2,972.8
Pre-Tax Internal Rate of Return	%	204.4
After-Tax Net Present Value @ 5%	$M	1,727.6
After-Tax Internal Rate of Return	%	125.8
After-Tax payback period	years	<1 y
(1) Total operating costs comprise on-site OP and UG mining, processing, material handling and on-site G&A costs.
(2) Cash cost and AISC are non-IFRS measures, calculated per ounce of gold sold as defined in the 2026 PEA. Cash cost comprises doré and concentrate transportation, treatment and refining charges, royalties and on-site operating costs. AISC adds sustaining capital costs. Refer to “Non-IFRS Financial Measures”.
(3) AISC is calculated as the sum of doré transportation, treatment and refining charges, royalties, onsite operating costs, and sustaining capital costs, divided by the quantity of ounces sold.
(4) Denotes a “specified financial measure” within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. See note on “Non-IFRS Financial Measures

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

The 2026 PEA is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2026 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. No Mineral Reserves have been defined for Queensway. Readers should refer to the October 22, 2026 news release and, once filed, the Updated Technical Report for the assumptions, qualifications and limitations of the 2026 PEA and MRE.

Updated MRE

The Updated MRE has an effective date of July 6, 2026 and a database cut-off date of February 28, 2026. Combined open pit (“OP”) and underground (“UG”) Measured and Indicated (“M&I”) Mineral Resources increased by 38% (528 koz) from the initial MRE to 1.920 Moz Au. Inferred Mineral Resources were unchanged at 606 koz Au. Updated pit optimizations and the addition of the Dropkick Zone account for most of the growth.

Category	Tonnage	Grade	Gold Content
	(kt)	(g/t Au)	(koz Au)
Open Pit (0.30 g/t cut-off grade)
Measured	259	7.28	61
Indicated	26,557	2.08	1,780
M&I	26,816	2.13	1,840
Inferred	11,044	1.17	414
Underground (1.90 g/t cut-off grade)
Measured	–	–	–
Indicated	509	4.89	80
M&I	509	4.89	80
Inferred	1,427	4.17	191
Total Open Pit and Underground
Measured	259	7.28	61
Indicated	27,066	2.14	1,860
M&I	27,325	2.19	1,920
Inferred	12,471	1.51	606
Notes:
1.Mineral resources completed by Christian Beaulieu, P.Geo., of Mineralis Consulting Services inc., an independent qualified person as defined by NI 43-101.
2.The Mineral Resources described above have been prepared in accordance with the CIM Standards (Canadian Institute of Mining, Metallurgy and Petroleum, 2014).
3.The effective date of the mineral resource estimate is July 6, 2026, with a database cut-off date of February 28, 2026.
4.A cut-off of 0.30 g/t Au is used to report open pit Mineral Resources, and a cut-off of 1.90 g/t Au is used to report underground Mineral Resources.
5.The Queensway deposits have been classified as Measured, Indicated and Inferred Mineral Resources according to drill spacing and confidence in the geological models.
6.Bulk density was assigned based on bulk density measurements and the proportions of veining and host lithologies, with average values ranging from 2.68 to 2.71 grams per cubic centimetre (“g/cm3”) in the mineralized wireframes.
7.The MRE is based on a regularized model with a block size of 2.5 m x 2.5 m x 2.5 m.
8.The open pit MRE is reported within an optimized pit shell, and the underground MRE is reported within optimized stopes. No mining dilution or losses are assumed; however, must-take material is accounted for in underground mineable shapes.
9.Open pit and underground optimization and cut-off grade are assuming a gold price of US$4,000/oz, a CAD/USD exchange rate of 1.38, mill recoveries of 88% for open pit and 92% for underground and total mineralized material-based costs of 33.25CAD/t milled for open pit and 298.25CAD/t milled for underground
10.Tonnage has been expressed in the metric system, and gold metal content has been expressed in troy ounces. The tonnages have been rounded to the nearest 1,000 tons, and the metal content has been rounded to the nearest 1,000 ounces. Totals may not add up due to rounding errors.

These Mineral Resources are not mineral reserves as they have not demonstrated economic viability. The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define these resources as indicated or measured. The QP responsible for Mineral Resources is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant considerations that could materially influence the Mineral Resource estimate.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Queensway 2026 Work Program

The Company is currently progressing on its 2026 Queensway work program (the “Queensway 2026 Program”). The Queensway 2026 Program is focused on project de-risking in advance of development in addition to discovery and resource growth. At the end of Q3 2026 there were four drill rigs active at Queensway with a total of 61,557 metres drilled in 439 diamond drill holes (“DDH”).

Advanced exploration drilling is focused on the conversion of Inferred Mineral Resources within the Phase 2 open pits and portions of the underground to Indicated Mineral Resources. Pre-development drilling includes ongoing grade control drilling at the Keats Zone and geotechnical drilling of the Phase 2 open pits, while exploration drilling and conversion drilling continues at the Dropkick Zone, approximately 11 km north of the AFZ Core in the AFZ Peripheral area, and at earlier-stage regional targets. At the end of Q3, exploration drilling was wound down, and drilling activities shifted exclusively to infill and geotechnical drilling. Quarterly drilling activity was lower than anticipated due to contractor drill-rig maintenance and deep infill drilling using directional drilling within UG portions of the AFZ Core.

On July 21, 2026, the Company reported results from 729 m of channel samples collected across 57 lines over the Lotto excavation and from seven DDH totaling 1,928 m of infill drilling at Lotto, located in the AFZ Core approximately 1.6 km north of the Keats and Iceberg Zones. The excavation exposed a network of gold-bearing quartz veins over a 210 m strike length beneath 2.5 to 9 m of overburden. Highlight results included 23.7 g/t Au over 15.88 m from channel sampling, and 43.5 g/t Au over 4.75 m and 22.3 g/t Au over 3.60 m from infill drilling of Phase 2 open-pit and underground inferred mineral resource blocks. These high grades over significant widths correlate well with the Queensway MRE block model, confirming the continuity of high-grade, near-surface gold mineralization at Lotto and supporting the Company’s Phase 2 open-pit and underground mine planning. The Lotto work forms part of a cost-effective excavation and channel-sampling program, extended during 2026 from the Keats and Iceberg zones to Lotto, through which the Company is progressively de-risking its geological model and mine plan as it advances Queensway toward near-term production. These and other 2025 exploration results fed into the mine planning and resource modelling underpinning the Updated MRE and 2026 PEA announced on October 22, 2026.

Phase I EPCM Contract

On January 26, 2026, the Company entered into a Phase I EPCM contract with WSP for the development of Queensway Phase I as outlined in the 2025 PEA. The EPCM scope of work includes Queensway site development and detailed engineering for the conversion and expansion of Pine Cove which the Company selected as the offsite milling facility for Queensway Phase I. Detailed engineering, early works and geotechnical drilling at Pine Cove commenced in Q1 2026 and continued through Q3 2026, alongside procurement of long-lead items and securing of major contracts, with the objective of completing the Pine Cove conversion and expansion to accept first mineralized material from Queensway by Q4 2027.

2026-2027 Outlook

The Company is advancing the Queensway 2026 Program, which is focused on de-risking, discovery and growth.
Following release from the EA process, the Company plans to apply for and obtain a range of provincial and federal permits and to work with the province of NL to obtain a Surface and Mining Lease through mid-2027.

Once the required permits are received, key Queensway development milestones include:

•Pine Cove expansion to 1,400 tpd capacity, targeted for completion in Q4 2027;
•Mobilization of contractors at Queensway in Q1 2027;
•Early works at the Queensway site beginning in Q2 2027, including clearing, grubbing, overburden removal, construction of the sound berm, site roads and water management facilities; and
•Mining, anticipated to begin in Q3 2027, to build a stockpile for delivery to Pine Cove commencing in Q4 2027.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Hammerdown
The Hammerdown Gold Project is the Company's 100%-owned gold project in central Newfoundland. The Hammerdown mine was declared to be in commercial production during Q3 2026, completing the operational ramp-up. The Hammerdown Gold Project comprises the Hammerdown and Orion deposits located on the Hammerdown property, the Stog'er Tight deposit and Pine Cove, located on the Pine Cove property, and a 45,661 ha land package with associated infrastructure. Access, infrastructure, ownership interests and royalty obligations were unchanged during Q3 2026 and are described in greater detail in the 2025 Annual MD&A and the Hammerdown Technical Report. The February 26, 2026 Hammerdown PEA and updated MRE, and the Hammerdown Technical Report filed on March 17, 2026, are also described in detail in the Q1 2026 MD&A.

Operating and Financial Highlights
The following table summarizes key operating and financial data and unit analysis.

	Unit	Three months ended		Nine months ended
		September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating data
Mineralized material mined	kt	97	–	235	–
Waste mined	kt	1,197	–	2,973	–
Strip ratio(4)	w:mm	12.40	–	12.63	–
Mineralized material processed	kt	66	–	189	–
Average grade	g/t	2.77	–	2.12	–
Recovery	%	84.2	–	83.1	–
Gold produced	oz	4,863	–	10,670	–
Gold sold	oz	6,925	–	10,857	–
Silver sold	oz	697	–	1,417	–
Total gold equivalent ounces sold	oz	6,935	–	10,878	–
Financial data
Revenue(1)	K$	41,580	–	67,190	–
Cash costs(2)	K$	19,646	–	51,522	–
Sustaining costs(2)	K$	2,665	–	6,889	–
AISC(2)	K$	22,311	–	58,411	–
Unit analysis
Average realized gold price(2)	US$/oz	4,285	–	4,459	–
Average realized gold price(2)	$/oz	5,996	–	6,177	–
Cash costs per oz produced(2)	US$/oz	2,887	–	3,486	–
Cash costs per oz produced(2)	$/oz	4,040	–	4,829	–
AISC per oz produced(2)	US$/oz	3,279	–	3,952	–
AISC per oz produced(2)	$/oz	4,588	–	5,474	–
Material movement cost per tonne moved (mineralized material and waste)	$/t	11.51	–	11.91	–
Milling cost per tonne processed	$/t	53.63	–	53.27	–
G&A cost per tonne processed	$/t	11.52	–	13.22	–
Notes:
(1) Revenue is presented inclusive of by-product silver revenue.
(2) Cash costs, AISC, average realized gold price, cash costs per ounce produced and AISC per ounce produced are non-IFRS financial measures. They do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other issuers. Each measure is defined, and reconciled to the most directly comparable IFRS measure, in the “Non-IFRS Financial Measures” section of this MD&A. Per-unit figures under “Unit analysis” are calculated from underlying unrounded data and may therefore not recompute exactly from the rounded thousand-dollar amounts presented above.
(3)No comparative operating or financial data is presented for the three and nine months ended September 30, 2025. The Company had no mining or processing operations during those periods, which precede the November 13, 2025 acquisition of Maritime Resources Corp.
(4) Strip ratio is expressed as tonnes of waste mined per tonne of mineralized material mined (w:mm).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

(5) US$ amounts are converted from Canadian dollars at average exchange rates of C$1.3992 per US$1.00 for Q3 2026 and C$1.3851 per US$1.00 for YTD 2026.

Operational Review

During Q3 2026, Hammerdown produced 4,863 oz of gold, accounting for approximately 46% of gold production through the first three quarters of 2026, reflecting the Company’s continued ramp-up and achievement of commercial production during the quarter. The Q3 2026 production was driven by increased mining and processing activity: 97,000 tonnes of mineralized material were mined at Hammerdown, and Pine Cove processed 66,000 tonnes, during the three months ended September 30, 2026. The average grade for Q3 2026 was 2.77 g/t, 31% higher than the year-to-date average of 2.12 g/t, while gold recovery of 84.2% was in line with the year-to-date average of 83.1%. The Company sold 6,935 oz of gold during Q3 2026, including 900 oz delivered in July against customer prepayments received in June 2026.

For the nine months ended September 30, 2026, Hammerdown produced a total of 10,670 oz of gold as it ramped up to commercial production, mining 235,000 tonnes of mineralized material and processing 189,000 tonnes through Pine Cove at an average grade of 2.12 g/t and an average recovery of 83.1%. The Company sold 10,878 oz of gold over the same period.

Financial Review

For the three months ended September 30, 2026, the Company generated $41.6M in revenue from metal sales at an average realized gold price of US$4,285 ($5,996) per ounce of gold sold. Total cash costs for Q3 2026 were $19.6M and all-in sustaining costs were $22.3M. On a per-unit basis, Hammerdown incurred:

•Cash costs of US$2,887 ($4,040) per ounce of gold produced;
•All-in sustaining costs of US$3,279 ($4,588) per ounce of gold produced;
•Material movement costs of $11.51 per tonne of mineralized material and waste moved;
•Milling costs of $53.63 per tonne of mineralized material processed; and
•G&A costs of $11.52 per tonne of mineralized material processed.

For the nine months ended September 30, 2026, the Company generated $67.2M in revenue from metal sales at an average realized gold price of US$4,459 ($6,177) per ounce of gold sold.

Compared with the 2026 Hammerdown Preliminary Economic Assessment (“2026 Hammerdown PEA”), Q3 2026 AISC showed a variance of US$904/oz, or 38% of AISC. The variance was primarily due to higher strip ratio by 30% (12.4 vs 9.6) and lower head grade by 11%. The higher strip ratio resulted from the commencement of mining activities in Q3 in the Rumbullion pit to increase the total material movement from 12,000 tpd to 16,000 tpd as outlined in the 2026 Hammerdown PEA and impacted AISC by US$350/oz. This activity was advanced from the first quarter of 2027 to Q3 2026 in order to ensure that early-stage activities, including stripping overburden to reach bedrock blasting and establishing the ramp system, were completed during more favorable seasonal conditions. Overall, lower head grade versus the 2026 Hammerdown PEA impacted AISC by US$135/oz. A grade-control drilling program covering most of the Phase 1 open pit is now complete and has since expanded to cover portions of the Rumbullion pit. Modelling incorporating the new high-density data is nearing completion and will be integrated into grade-control practices. Other contributing factors to the AISC variance include infill drilling costs (approximately US$180/oz or 8% of AISC), fuel surcharges on various external services contracts (approximately US$85/oz or 4% of AISC), higher mill labour costs (approximately US$45/oz or 2% of AISC) and Pine Cove water treatment costs (approximately US$30/oz or 1% of AISC). The remaining variances are attributable to other individually minor cost differences. The Company is currently assessing the potential impact of elevated fuel prices and water treatment costs with respect to achieving 2026 Hammerdown PEA level production metrics and closing this cost variance in future quarters.

Hammerdown 2026 Drill Program

Drilling at Hammerdown in 2026 included infill, location verification drilling in proximity to historic underground workings, grade control and condemnation to support mine infrastructure planning. Infill, location verification

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

drilling and condemnation drilling for 2026 is complete; grade control drilling is ongoing. A total of 27,484 m had been drilled in 293 DDH at the end of Q3 2026.

Pine Cove Conversion and Expansion

Pine Cove currently processes mineralized material from Hammerdown through a flotation–leach–Merrill-Crowe circuit. The Company plans to convert Pine Cove to a Gravity-CIL circuit to also accept Queensway Phase I feed, creating a single processing facility supporting both projects under a hub-and-spoke configuration.
On July 6, 2026, the Company reported that the permit amendment to convert the circuit to Gravity-CIL has been received, with the permit to expand throughput to 1,400 tpd to be applied for in due course. Recent test work indicates the conversion is expected to increase recoveries of Hammerdown deposit feed from the 87% design criterion to approximately 92%. The circuit conversion is progressing on schedule, with anticipated completion in Q4 2027.

2026-2027 Outlook

Hammerdown priorities for the balance of 2026 and into 2027 are:

•Maintaining steady-state production;
•Substantial completion of the permanent on-site crusher and sorter in Q4 2026, followed by commissioning and ramp-up in Q1 2027, which is expected to reduce crushing costs and allow delivery of higher-grade material to the mill;
•Completion of infill and grade control drilling at the Hammerdown deposit in support of an updated Hammerdown MRE in 2027;
•Advance of the Pine Cove conversion and expansion; and
•Commencement of exploration on the Hammerdown Gold Project landholdings.

Environmental, Social and Governance
Environmental, social and governance ("ESG") remain an integral part of the Company's priorities, the framework for which is described in full in the 2025 Annual MD&A. Q3 2026 ESG activities focused on operating Hammerdown and Pine Cove safely and responsibly, advancing the Queensway EA, and maintaining consistent ESG policies and governance across the Company's multi-asset operations.

Environmental Stewardship

Queensway

The Queensway Phase I ER was submitted to the NL Department of Environment, Conservation and Climate Change on April 30, 2026 and registered on May 7, 2026, commencing the provincial EA process under the NL Environmental Protection Act. By decision letter dated July 3, 2026, the Minister notified the Company that an EPR is required for Queensway Phase I. On September 2, 2026, the Company received the EPR guidelines from the Minister and submitted the EPR on November 3, 2026. Following the submission, the EPR will be subject to a 35-day review by the Environmental Assessment Committee and the public, and under provincial legislation a decision on the EPR will be provided within 45 days of submission, with the potential for the Minister to request a fourteen-day extension.

Following release from the EA process, Queensway is expected to require a range of provincial and federal permits and approvals typical of mine development projects in NL, including, but not limited to, approvals relating to water management, fish and fish habitat protection, air emissions and effluent discharge, mine rehabilitation and closure, and the construction and operation of mine infrastructure. The Company will also work with the provincial government to obtain a Surface and Mining Lease as part of the permitting process. Environmental sensitivities identified in the 2025 baseline program are generally manageable with standard permitting conditions and mitigation strategies, and no critical habitat for species at risk was identified within the area studied. The current EA

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

process applies to the Keats, Iceberg, Dome and Jackpot open pits of the Project; future open pits, underground works and later phases, including expansion of processing capacity and development of additional deposits, would be subject to their own environmental assessment, permitting and regulatory approval processes.

The Project has been designed with consideration for progressive reclamation and eventual closure. Closure planning will continue to evolve through future engineering, environmental, permitting and closure studies, and will include reclamation of disturbed areas, decommissioning of infrastructure and long-term environmental management measures in accordance with applicable regulatory requirements.

Hammerdown

Hammerdown continued to operate under existing permits during Q3 2026. The Company received the permit amendment to convert the Pine Cove circuit to Gravity-CIL, which is permitted to operate at 700 tpd, and continued scoping the permit amendments required to support the planned expansion of Pine Cove to 1,400 tpd in connection with Queensway Phase I. The separate permit to expand throughput capacity to 1,400 tpd to also accept Queensway Phase I feed will be applied for in due course.

Reclamation and closure cost provisions are disclosed in the "Financial Position Review" section and the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

Health and Safety

The Company continued to prioritize the health and safety of employees, contractors and visitors across all sites during Q3 2026.

To the end of Q3 2026, Hammerdown and Pine Cove recorded zero lost time incidents over more than 328,846 person-hours worked. Health and safety practices during Q3 2026 focused on hazard identification, training and adherence to applicable occupational health and safety regulations, and on the continued alignment of policies and procedures across the combined portfolio following the Maritime acquisition. There were no material health and safety incidents at Hammerdown during Q3 2026.

Community and Stakeholder Engagement

Engagement activities continued at both projects during Q3 2026. At Queensway, these included continued communication with local communities, land users and other stakeholders, together with the public engagement activities forming part of the provincial EA process. Local hiring remained a priority at Hammerdown, where the operating workforce is substantially drawn from NL, reflecting the Company's commitment to local economic participation in the established mining communities of central Newfoundland.

Queensway is located near the communities of Appleton, Glenwood and Gander and plans to draw on the skilled workforce, contractors and service providers locally available. As Queensway advances, the Company expects to create employment and procurement opportunities within NL and will continue to engage local communities, Indigenous groups, businesses and government agencies. Over the LOM, a total of 530 new jobs are expected to be created in central Newfoundland, comprising 410 jobs at the Queensway mining operations and 120 jobs at the Queensway Mill.

Governance

The Company's governance framework, described in the 2025 Annual MD&A, continued to support oversight of the Company's multi-asset operations during Q3 2026. Governance activities of note during the quarter included:

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•TSX graduation. The Board and management oversaw completion of the graduation from the TSXV to the TSX, with the Company’s common shares commencing trading on the TSX under the symbol “NFGC” on August 26, 2026 and being voluntarily delisted from the TSXV.

•Equity incentive grants. On August 14, 2026, the Company granted stock options, RSUs and DSUs to officers, employees and directors under its shareholder-approved equity incentive plans.

There were no changes to the composition of the Board of Directors or executive management during Q3 2026.

Financial Results
The following discussion of results of operations should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 and the related notes thereto.
Comparability of Results

Comparisons between the current and prior periods are affected by several significant factors. The acquisition of Maritime, which closed on November 13, 2025, resulted in the consolidation of Maritime's financial results from the acquisition date onward. Q3 2026 represents the third full quarter of Maritime's mining and processing operations at Hammerdown and Pine Cove, while the comparative Q3 2025 and YTD 2025 periods predate the acquisition and do not include any contribution from Maritime, including revenue, cost of sales, or the associated segment assets and liabilities. In addition, the Hammerdown Mine and Pine Cove Mill achieved their operating levels intended by management during Q3 2026, when depreciation and depletion of the related assets commenced, and the Company achieved commercial production at Hammerdown during Q3 2026. Accordingly, the results for Q3 2026 and YTD 2026 are not directly comparable to those of Q3 2025 and YTD 2025, or to prior quarters of 2026.

Certain comparative figures on the condensed consolidated interim statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the current period presentation.

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue	$41,579,812	$–	$67,189,809	$–
Cost of sales	23,009,500	–	45,258,491	–
Income from mine operations	18,570,312	–	21,931,318	–
Exploration and evaluation expenses	14,654,674	13,423,595	42,022,145	27,794,432
General and administrative expenses	3,099,315	3,081,478	10,844,323	8,617,468
Share-based compensation	1,474,292	766,158	4,970,612	2,125,090
Loss from operations	(657,969)	(17,271,231)	(35,905,762)	(38,536,990)
Other income (net)	2,747,800	4,326,437	8,549,764	6,091,553
Income (loss) before income and mining taxes	2,089,831	(12,944,794)	(27,355,998)	(32,445,437)
Mining tax expense – current	(2,211,541)	–	(2,211,541)	–
Income and mining tax expenses – deferred	(6,992,096)	–	(7,733,272)	–
Net loss and comprehensive loss	$(7,113,806)	$(12,944,794)	$(37,300,811)	$(32,445,437)
Loss per share — basic and diluted	$(0.02)	$(0.06)	$(0.14)	$(0.15)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Revenue
Revenue of $41,579,812 and $67,189,809 was recognized for Q3 2026 and YTD 2026, respectively, comprising gold revenue of $41,517,993 and $67,059,335, respectively, and silver revenue of $61,819 and $130,474, respectively. Gold doré bars produced at Pine Cove from Hammerdown mineralized material are shipped to the Royal Canadian Mint, where they are refined into gold bullion, with the resulting refined gold bullion (and associated silver by-product) sold by the Company to its customer. No revenue was recognized in the prior comparable periods, as Maritime had not yet been acquired.
During Q3 2026, the Company sold 6,935 ounces of gold at an average realized gold price of $5,996 per ounce (YTD 2026 – 10,878 ounces at $6,177 per ounce), calculated as gold revenue divided by ounces of gold sold.

Cost of Sales

Cost of sales for Q3 2026 was $23,009,500, comprising operating expenses of $22,540,580 and selling expenses of $468,920. Operating expenses were composed of contractor costs ($12,688,124), salaries and employee benefits ($2,738,571), raw materials and consumables ($2,626,961), site administration ($1,066,745), repairs and maintenance ($56,495) and depreciation and depletion ($8,883,376), aggregating to $28,060,272, less a $5,519,692 credit reflecting the change in inventories during the period, representing production-related costs capitalized into stockpile, work-in-process and finished-goods inventories. Depreciation and depletion increased from $105,350 in Q2 2026, as depreciation and depletion of Hammerdown and Pine Cove assets commenced during Q3 2026. No cost of sales was incurred in Q3 2025.

Cost of sales for YTD 2026 was $45,258,491, comprising operating expenses of $44,625,061 and selling expenses of $633,430. Operating expenses consisted of contractor costs ($32,978,203), salaries and employee benefits ($7,187,138), raw materials and consumables ($6,982,376), site administration ($3,395,960), repairs and maintenance ($345,160) and depreciation and depletion ($9,090,387), aggregating to $59,979,224, less a $15,354,163 credit reflecting the change in inventories during the period. No cost of sales was incurred in YTD 2025.

Income from Mine Operations

Income from mine operations was $18,570,312 and $21,931,318 for Q3 2026 and YTD 2026, respectively, compared to $1,924,777 for Q2 2026. The increase reflects higher gold sales in Q3 2026, partially offset by depreciation and depletion of $8,883,376 recognized in cost of sales during Q3 2026. Income from mine operations represented 45% of revenue in Q3 2026.

Exploration and Evaluation Expenditures

Exploration and evaluation (“E&E”) expenditures during Q3 2026 were $14,654,674, an increase of $1,231,079 (or 9%) compared to $13,423,595 in Q3 2025, reflecting the continued execution of the expanded 2026 Queensway drill program. The principal components of Q3 2026 E&E expenditures were personnel, consulting and overheads ($5,312,316), drilling ($5,116,266), technical studies and resource evaluation ($1,605,515), geological and geophysical studies ($1,462,113), assaying and metallurgical testing ($895,234), property holding and other costs ($365,621) and trenching ($239,598), partially offset by a net recovery of $341,989 in environmental, permitting and reclamation costs. The Queensway Project accounted for $13,460,995 (92%) of total Q3 2026 E&E expenditures, with the balance of $1,193,679 incurred on Maritime-acquired exploration assets.

E&E expenditures YTD 2026 were $42,022,145, an increase of $14,227,713 (or 51%) compared to $27,794,432 in YTD 2025, reflecting the expanded 2026 Queensway drill program in contrast to the comparatively slower drilling pace in the first half of 2025. The principal components of YTD 2026 E&E expenditures were drilling ($14,524,022), personnel, consulting and overheads ($12,751,451), technical studies and resource evaluation ($4,625,696), assaying and metallurgical testing ($4,139,340), geological and geophysical studies ($3,549,571), property holding and other costs ($2,391,433) and trenching ($278,916), partially offset by a net recovery of $238,284 in

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

environmental, permitting and reclamation costs. The Queensway Project accounted for $39,591,840 (94%) of total YTD 2026 E&E expenditures, with the balance of $2,430,305 incurred on Maritime-acquired exploration assets. Cumulative exploration expense as at September 30, 2026 was $351,825,941.

General and Administrative Expenses

General and administrative (“G&A”) expenses for Q3 2026 were $3,099,315, compared to $3,081,478 for Q3 2025, an increase of $17,837. The principal movements were:
•An increase of $311,153 in salaries and benefits reflecting the strengthened management and corporate team and the broader corporate footprint following the Maritime acquisition;
•A decrease of $197,401 in office and other expenses;
•A decrease of $130,763 in professional fees for external legal, finance and advisory services; and
•An increase of $34,848 in depreciation.

G&A expenses for YTD 2026 were $10,844,323, compared to $8,617,468 for YTD 2025, an increase of $2,226,855. The increase was primarily driven by:

•An increase of $1,243,894 in salaries and benefits reflecting the strengthened management and corporate team appointed during 2025 and the broader corporate footprint following the Maritime acquisition;
•An increase of $1,172,701 in office and other expenses reflecting the larger operating footprint, expanded governance and compliance activities, increased marketing and shareholder outreach activities, and incremental insurance and IT costs supporting a multi-asset organization; and
•An increase of $103,055 in depreciation.

These increases were partially offset by a decrease of $292,795 in professional fees for external legal, finance and advisory services.

Share-Based Compensation

Share-based compensation expense (“SBC”) for Q3 2026 and YTD 2026 was $1,474,292 and $4,970,612, respectively, compared to $766,158 and $2,125,090 for Q3 2025 and YTD 2025, respectively. The 2026 expense reflects ongoing vesting of stock options and equity-settled restricted share units (“RSUs”) granted during 2025 and 2026, fair value adjustments on cash-settled RSUs up to their settlement during 2026, and deferred share units (“DSUs”) granted to directors in Q3 2026. Of the YTD 2026 expense, $1,654,634 related to stock options, $2,919,893 to equity-settled RSUs, $356,885 to cash-settled RSUs and $39,201 to DSUs. Share-based compensation is non-cash in nature and is recognized over the vesting period of the respective awards in accordance with IFRS 2, Share-based Payment.

Other Income and Expenses

Net other income was $2,747,800 for Q3 2026 and $8,549,764 for YTD 2026, compared to $4,326,437 and $6,091,553 for Q3 2025 and YTD 2025, respectively. The principal movements were:

•Settlement of flow-through share premium of $3,124,124 for Q3 2026 and $8,677,099 for YTD 2026 (Q3 2025 – $3,495,191; YTD 2025 – $4,249,959), reflecting the pro-rated de-recognition of the flow-through share premium liability as qualifying Canadian exploration expenses (“Qualifying CEE”) were incurred pursuant to the Company's June 2025 flow-through financings. The flow-through share premium liability was fully extinguished as at September 30, 2026.
•Gains on investments of $572,250 for Q3 2026 and $1,007,304 for YTD 2026 (Q3 2025 – $361,729; YTD 2025 – $1,088,582), substantially comprising unrealized fair-value gains on the Company's equity investment in Kirkland Lake Discoveries Corp., partially offset by fair-value losses on the Company's investment in Epic Gold Corp.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Interest income of $1,179,576 for Q3 2026 and $2,283,247 for YTD 2026 (Q3 2025 – $511,795; YTD 2025 – $892,946), reflecting interest earned on higher average cash balances following the completion of the $115M bought deal financing and the $70M Tranche 1 drawdown on the EdgePoint Senior Credit Facility.
•Interest, accretion and financing expenses of $1,899,050 for Q3 2026 and $3,101,928 for YTD 2026 (Q3 2025 – $3,409; YTD 2025 – $12,882), primarily reflecting interest and accretion on the $70M Tranche 1 drawdown on the Credit Facility at an annual coupon rate of 8.75%, together with accretion on the reclamation and closure cost provisions and the ACOA repayable contribution. YTD 2026, $236,940 of interest was capitalized to construction-in-progress.
•Other expenses of $229,100 for Q3 2026 and $315,958 for YTD 2026 (Q3 2025 – $38,869; YTD 2025 – $127,052), including Part XII.6 tax of $25,353 and $238,311, respectively, in respect of unspent flow-through proceeds under the Look-Back Rule in accordance with the Income Tax Act (Canada). Q3 2025 other expenses comprised Part XII.6 tax of $67,143, partially offset by a foreign exchange gain of $28,272. YTD 2025 other expenses also included a foreign exchange loss of $115,821 and a gain on secured notes of $55,911.

Income and Mining Taxes

Income and mining tax expenses were $9,203,637 for Q3 2026 and $9,944,813 for YTD 2026 (Q3 2025 and YTD 2025 – $nil). Q3 2026 included current mining tax expense of $2,211,541, relating to Newfoundland and Labrador mining tax on income from Maritime. Deferred income and mining tax expenses were $6,992,096 for Q3 2026 and $7,733,272 for YTD 2026. The increase in income and mining tax expense in Q3 2026 reflects higher taxable income at Maritime, driven by the significant increase in revenue to $41.6M in Q3 2026 from $15.7M in Q2 2026.

Net Loss

The Company recorded a net loss of $7,113,806, or $0.02 per common share (basic and diluted), for Q3 2026, compared to $12,944,794, or $0.06 per common share, for Q3 2025. Net loss for YTD 2026 was $37,300,811, or $0.14 per common share, compared to $32,445,437, or $0.15 per common share, for YTD 2025.

The Q3 2026 net loss decreased by $5,830,988 compared to Q3 2025, mainly due to income from mine operations of $18,570,312 and higher interest income, partially offset by income and mining tax expense of $9,203,637, higher E&E expenditures, higher interest, accretion and financing expenses on the Credit Facility and higher share-based compensation. The YTD 2026 net loss increased by $4,855,374 compared to YTD 2025, as income and mining tax expense of $9,944,813, higher E&E expenditures of $14,227,713, and higher G&A, share-based compensation and financing expenses more than offset income from mine operations of $21,931,318, higher interest income and a higher settlement of flow-through share premium.

Financial Position Review
Cash and Cash Equivalents
Cash and cash equivalents increased by $108,272,885, from $58,838,699 at December 31, 2025, to $167,111,584 at September 30, 2026. The increase primarily reflects proceeds from the Bought Deal, the Tranche 1 drawdown on the Credit Facility and the exercise of stock options and warrants, partly offset by cash used in operating activities and capital expenditures at Hammerdown, Pine Cove and Queensway. During Q3 2026, cash and cash equivalents decreased by $26,720,825 from $193,832,409 at June 30, 2026, primarily reflecting capital expenditures at Hammerdown and Pine Cove and the settlement of accounts payable and accrued liabilities.

Inventories

Inventories increased by $16,290,449, from $4,722,848 (as revised) at December 31, 2025 to $21,013,297 at September 30, 2026, including an increase of $5,851,184 in Q3 2026 (June 30, 2026 – $15,162,113). The main movements were:

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Stockpiled mineralized material increased by $14,338,978 to $15,943,527 for YTD 2026, including $8,781,879 in Q3 2026. Mineralized material mined at Hammerdown exceeded mineralized material processed at Pine Cove by approximately 30,900 tonnes in Q3 2026 and 46,100 tonnes YTD 2026, as mining rates outpaced mill throughput. Beginning in Q3 2026, the cost of stockpiled material also includes depreciation and depletion of the Hammerdown mining assets, which increased the carrying cost per tonne.
•Supplies and consumables increased by $1,842,493 to $2,472,883 for YTD 2026, including $1,237,677 in Q3 2026. The increase reflects higher quantities held to support increased mining and processing activity.
•Work-in-process and finished goods. Work-in-process increased by $591,613 to $1,958,524 for YTD 2026, despite a decrease of $1,068,002 in Q3 2026, as gold poured during the quarter exceeded gold recovered into the circuit, drawing down gold-in-circuit inventory. Finished goods decreased by $482,635 to $638,363 for YTD 2026, including a decrease of $3,100,370 in Q3 2026, as gold sold during the quarter exceeded gold poured.

Investments

Investments increased by $1,007,304, from $8,895,559 at December 31, 2025 to $9,902,863 at September 30, 2026, attributable to unrealized fair-value gains on the Company's equity investment in Kirkland Lake Discoveries Corp. ($1,144,500), partially offset by unrealized fair-value losses on Epic Gold Corp. ($137,195). The Company did not dispose of any investments during the period.

Property, Plant and Equipment

PP&E increased by $41,841,075, from $250,544,133 at December 31, 2025 to $292,385,208 at September 30, 2026. Additions of $52,320,821, comprising $44,282,212 of construction-in-progress and $8,038,609 of plant and equipment, were partially offset by depreciation and depletion of $9,775,805, a $301,182 reduction from changes in reclamation and closure cost estimates, $237,826 of government contributions under the ACOA Contribution Agreement deducted from the carrying amount of the Pine Cove Mill, and disposals with a net book value of $164,932. Beginning in Q3 2026, $10,968,212 of mining interests and plant and equipment at Hammerdown and Pine Cove were determined to be capable of operating in the manner intended by management and were transferred from construction-in-progress, with depreciation and depletion commencing during Q3 2026.

Exploration and Evaluation Assets

E&E assets increased by $294,339, from $77,664,022 at December 31, 2025 to $77,958,361 at September 30, 2026, comprising claim staking and license renewal costs of $99,016 at Queensway and $178,858 at other properties, and $16,465 of legal fees related to the Epic Gold Corp. claims acquired in 2025.

Other Asset Items

•Receivables increased by $2,670,069 to $6,995,542 (December 31, 2025 – $4,325,473), representing mainly sales tax receivable of $6,455,676.
•Prepayments and deposits decreased by $890,357 to $2,463,116 (December 31, 2025 – $3,353,473), mainly from the amortization of prepaid insurance.
•Other assets increased by $792,821 to $3,409,547 (December 31, 2025 – $2,616,726), representing mainly additional reclamation of financial assurance.

Liabilities

•Accounts payable and accrued liabilities increased by $18,916,325 to $31,255,849 at September 30, 2026 (December 31, 2025 – $12,339,524), primarily reflecting increases in accrued liabilities of $15,885,128 and in accounts payable of $3,005,686, associated with capital expenditures at Hammerdown and Pine Cove and the 2026 Queensway drill program.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Deferred revenue of $5,126,202 at June 30, 2026, representing customer prepayments for refined gold, was recognized as revenue on delivery during Q3 2026. No deferred revenue was outstanding at September 30, 2026 (December 31, 2025 – $nil).
•The flow-through share premium liability of $8,677,099 at December 31, 2025 was fully extinguished as of September 30, 2026, as the Company incurred sufficient Qualifying CEE to satisfy its obligations in respect of the June 2025 flow-through financings.
•Loans payable (current and non-current portions combined) increased by $66,321,848 to $66,925,542 at September 30, 2026 (December 31, 2025 – $603,694), comprising the amortized cost of the Tranche 1 drawdown on the Credit Facility ($65,475,516), the ACOA repayable contribution ($615,415) and vehicle loans ($834,611). The current portion of $6,535,782 is presented within other current liabilities.
•Reclamation and closure cost provisions decreased by $517,064 to $10,353,004 at September 30, 2026 (December 31, 2025 – $10,870,068), reflecting changes in estimates of $763,675 and reclamation costs incurred of $37,175, partially offset by accretion of $283,786.
•Current tax liability of $2,211,541 (December 31, 2025 – $nil) represents mining tax payable in respect of Q3 2026.
•Deferred income tax liabilities increased by $7,733,276 to $90,226,222 at September 30, 2026 (December 31, 2025 – $82,492,946, as revised), reflecting the deferred income and mining tax expense recognized by YTD 2026.

Shareholders’ Equity

Shareholders' equity increased by $83,851,210, from $419,618,981 at December 31, 2025 to $503,470,191 at September 30, 2026. Share capital increased by $124,401,166 to $827,665,284, mainly from the Bought Deal ($115,055,200, less share issue costs of $6,063,298) and the exercise of warrants and stock options and settlement of RSUs. This was partly offset by the YTD 2026 net loss of $37,300,811, which increased the accumulated deficit to $392,479,220. Reserves were $40,857,240 and warrants were $27,426,887 at September 30, 2026.

Liquidity and Capital Resources
As at September 30, 2026, the Company had cash and cash equivalents of $167,111,584, a working capital surplus of $167,272,288 (current assets of $207,486,402 less current liabilities of $40,214,114), total assets of $705,775,607 and total shareholders' equity of $503,470,191 (December 31, 2025 – cash and cash equivalents of $58,838,699, working capital surplus of $58,464,597, total assets of $535,497,022 and total shareholders' equity of $419,618,981). The working capital surplus increased by $108,807,691 compared to the prior year-end, reflecting proceeds from the $115M Bought Deal and the $70M Tranche 1 drawdown on the Credit Facility, partially offset by cash used in operating and investing activities.

The Company manages its cash balances conservatively, holding funds primarily in high-quality financial institutions in Canada. Working capital fluctuations during YTD 2026 were primarily driven by exploration expenditures at Queensway, operating and capital expenditures at Hammerdown and Pine Cove, and corporate activities.

Cash Flow Summary

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Cash used in operating activities	$(6,766,801)	$(16,027,801)	$(31,287,215)	$(34,713,701)
Cash (used in) generated from investing activities	(19,055,212)	(406,142)	(39,869,278)	2,245,440
Cash (used in) generated from financing activities	(874,732)	21,119,467	179,409,721	81,297,450
Effect of exchange rate fluctuations on cash	$(24,080)	$30,289	$19,657	$(10,616)
Net (decrease) increase in cash	$(26,720,825)	$4,715,813	$108,272,885	$48,818,573
Operating Activities
Net cash used in operating activities was $6,766,801 for Q3 2026 and $31,287,215 for YTD 2026 (Q3 2025 – $16,027,801; YTD 2025 – $34,713,701). Before changes in non-cash working capital, operating cash flow was $11,202,453 in Q3 2026, reflecting income from mine operations at Hammerdown, offset by Queensway E&E and G&A expenditures. Working capital used was $17,969,254 in Q3 2026, mainly from lower accounts payable and accrued liabilities, higher inventories and the delivery of gold prepaid in June 2026.

Investing Activities

Net cash used in investing activities was $19,055,212 for Q3 2026 and $39,869,278 for YTD 2026 (Q3 2025 – $406,142 used; YTD 2025 – $2,245,440 generated). Purchases of PP&E were $18,644,155 in Q3 2026 and $38,615,392 in YTD 2026, mainly at Hammerdown, Pine Cove and Queensway.

Financing Activities

Net cash used in financing activities was $874,732 for Q3 2026, mainly for loan repayments of $2,393,504, principally Credit Facility interest, partly offset by warrant exercise proceeds of $1,410,986 and the second ACOA drawdown of $277,649. Net cash from financing activities for YTD 2026 was $179,409,721 (YTD 2025 – $81,297,450), mainly from the $115,055,200 Bought Deal and the $69,300,000 Tranche 1 drawdown, net of share issue costs of $6,063,298 and debt financing costs of $1,832,088.

Capital Management

The Company's objectives in managing capital are to ensure sufficient liquidity to support planned activities, maintain financial flexibility, and minimize undue shareholder dilution while advancing its portfolio of gold assets. Management monitors capital resources on an ongoing basis and adjusts exploration, development and operational plans as necessary to align with available funding. Other than the financial covenants under the Credit Agreement described under the EdgePoint Senior Secured Credit Facility, the Company was not subject to externally imposed capital requirements during the nine months ended September 30, 2026.

Commitments and Contingencies
Contractual obligations recognized in the condensed consolidated interim statements of financial position as at September 30, 2026 are shown below. The amounts presented represent the future undiscounted principal and

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$31,255,849	$–	$–	$–	$31,255,849
Lease liabilities	348,160	686,485	507,127	278,925	1,820,697
Loans payable	6,448,683	82,101,244	516,423	23,359	89,089,709
Reclamation and closure cost provisions	–	928,038	990,229	14,571,725	16,489,992
	$38,052,692	$83,715,767	$2,013,779	$14,874,009	$138,656,247
Mineral Property Commitments
The Company's mineral property commitments at September 30, 2026 were substantially consistent with those described in the 2025 Annual MD&A:
•Queensway royalty obligations include net smelter return ("NSR") royalties ranging from 0.4% to 3.00%, with buy-back provisions totaling $4,250,000 that, if exercised, would reduce NSRs to 0.5%–1.5%. The Epic Gold Corp. claims acquired in 2025 carry a 1.0% NSR with a right to repurchase 0.5% for $750,000 within three years.
•Kingsway Project carries a 1.0% NSR and a $1 per ounce Resource Payment at commencement of commercial production, together with an advance royalty of $50,000 per year. The advance royalty commitment commenced on March 3, 2026 and the Company made its first annual payment during Q1 2026; subsequent annual payments are payable on each anniversary thereafter.
•Green Bay, Sprucy Pond and Inomin properties are subject to various NSRs with buy-back provisions, all assumed in connection with the Maritime acquisition.
•VOA Option Agreement — entered into on November 2, 2022, as amended and restated, to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland and Labrador. Remaining option payments consist of $800,000 cash plus 119,284 common shares on or before November 2, 2027.
•Epic Gold Corp. claims purchase agreement — additional consideration of up to 725,543 common shares may become payable depending on the outcome of a court case relating to the underlying claims.

No new material mineral property acquisitions or option agreements were entered into YTD 2026 that materially altered the Company's mineral property commitment profile.

Flow-Through Expenditure Commitments

In connection with the June 2025 flow-through share financings, the Company was required to incur Qualifying CEE by December 31, 2026. During Q3 2026 and YTD 2026, the Company incurred $10,876,904 and $30,517,930, respectively, in Qualifying CEE (Q3 2025 and YTD 2025 – $12,127,255 and $14,746,070, respectively). As at September 30, 2026, the Company had fully satisfied its flow-through expenditure commitment (December 31, 2025 – $30,106,905 outstanding), and the flow-through share premium liability was fully extinguished.

ACOA Repayable Contribution

On March 24, 2026 and August 24, 2026, the Company received drawdowns of $595,266 and $277,649, respectively, under a repayable contribution agreement with ACOA (the “ACOA Contribution Agreement”) for up to $975,000 of eligible costs to upgrade Pine Cove. The contribution is non-interest-bearing and unsecured and is repayable in 60 equal monthly instalments that commenced on July 1, 2026. As at September 30, 2026, the amortized cost of the liability was $615,415, of which $125,078 was current.

EdgePoint Senior Secured Credit Facility

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

On April 20, 2026, the Company entered into a credit agreement (the “Credit Agreement”) with EdgePoint for a senior secured credit facility of up to $105,000,000 (the “Facility”), comprising Tranche 1 ($70,000,000) and Tranche 2 ($35,000,000). The Facility bears interest at a fixed rate of 8.75% per annum, payable quarterly, and matures three years after the Tranche 1 drawdown. Tranche 1 was drawn on May 15, 2026 for net cash proceeds of $69,300,000, together with the issuance to EdgePoint of 2,489,818 warrants exercisable at $3.30 until May 15, 2029 (the “Tranche 1 Warrants”). Tranche 2 is available at the Company's election until May 15, 2027, subject to conditions precedent, and was undrawn at September 30, 2026.

As at September 30, 2026, the carrying amount of the Facility was $65,475,516, of which $6,256,421 was current. The Company recognized interest and accretion of $3,055,279 on the Facility in YTD 2026, including interest of $2,307,675, all of which was paid during the period. The accounting for the Facility is described in Note 13 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

Under the Credit Agreement, the Company is required to maintain a minimum consolidated cash balance of $3,000,000 and a positive consolidated working capital balance, as defined in the Credit Agreement. The Company was in compliance with both covenants at September 30, 2026.

Contingencies

In connection with the Maritime acquisition, the Company assumed obligations under a royalty deed relating to the Green Bay block within the Hammerdown Property. Under the terms of the royalty deed, the Company is required to pay holders of 21,070,000 royalty units an amount equal to 10% of Net Cash Flow from Green Bay, commencing on the first anniversary of the date of commencement of Commercial Production. Total payments under the royalty deed are capped at $3,160,500, and royalty payments may be made, at the Company's option, in cash, physical gold, or a combination thereof. No Royalty Payments were made or payable as of September 30, 2026.

Summary of Quarterly Results
The following discussion summarizes selected quarterly financial information for New Found Gold for the eight most recently completed fiscal quarters. This information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS.

Amounts in $000’s except per share amounts	Q3 2026	Q2 2026	Q1 2026	Q4 2025 (1)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$41,580	$15,722	$9,888	$5,807	$–	$–	$–	$–
Cost of sales	(23,010)	(13,797)	(8,452)	(4,618)	–	–	–	–
Exploration and evaluation expenses	(14,655)	(14,813)	(12,555)	(13,586)	(13,424)	(8,640)	(5,730)	(15,413)
General and administrative expenses	(3,099)	(2,651)	(5,094)	(3,040)	(3,081)	(1,710)	(3,826)	(1,354)
Share-based compensation	(1,474)	(1,717)	(1,779)	(4,160)	(766)	(1,511)	153	(74)
Transaction costs	–	–	–	(4,788)	–	–	–	–
Other income (expenses)	2,748	6,453	(651)	9,933	4,326	1,299	466	3,433
Income and mining tax expenses	(9,204)	(275)	(466)	(154)	–	–	–	–
Net loss and comprehensive loss	(7,114)	(11,078)	(19,109)	(14,606)	(12,945)	(10,562)	(8,937)	(13,408)
Loss per share – basic and diluted	(0.02)	(0.03)	(0.08)	(0.05)	(0.06)	(0.05)	(0.04)	(0.07)
Total assets	705,776	705,676	521,207	535,497	119,946	113,133	61,720	74,019
Cash and cash equivalents	167,112	193,832	37,915	58,839	71,136	66,420	12,368	22,318

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

(1)Q4 2025 cost of sales decreased by $1.1M and income and mining tax expenses increased by $0.5M as a result of the measurement period adjustments relating to the fair value of inventories from the Maritime acquisition purchase price allocation. Refer to Note 4 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 for the full revised purchase price allocation.
The Company's quarterly results are primarily driven by the timing and scale of exploration and development activities at Queensway, mining and milling activities at Hammerdown and Pine Cove following the November 13, 2025 Maritime acquisition, the level of general and administrative activity supporting a multi-asset organization, and transaction-related costs and other income items including the settlement of flow-through share premium liabilities, gains and losses on the Company's equity investments, interest income on cash balances and interest expense on the Credit Facility. Quarterly results fluctuate based on the level and timing of activities undertaken during each period, and period-to-period fluctuations may not be indicative of underlying trends or future performance.
Q3 2026 Compared to Previous Quarters

Selected observations from quarterly financial information are as follows:

•Revenue and cost of sales. Revenue of $41.6M was recognized for Q3 2026, compared to $15.7M in Q2 2026 and $9.9M in Q1 2026, reflecting higher gold sales following the operational ramp-up and the achievement of commercial production at Hammerdown. Cost of sales of $23.0M in Q3 2026 (Q2 2026 – $13.8M) includes depreciation and depletion of $8.9M, following the commencement of depreciation and depletion of the Hammerdown and Pine Cove assets during Q3 2026. The Company recognized income from mine operations of $18.6M in Q3 2026, compared to $1.9M in Q2 2026.
•Exploration and evaluation expenditures. E&E expenditures of $14.7M in Q3 2026 (Q2 2026 – $14.8M) reflect the continued execution of the expanded 2026 Queensway drill program. E&E expenditure levels vary from quarter to quarter, reflecting different program intensities during each period.
•General and administrative expenses. G&A of $3.1M in Q3 2026 (Q2 2026 – $2.7M; Q1 2026 – $5.1M) reflects the strengthened management team appointed during 2025, the broader corporate footprint following the Maritime acquisition, and dual-listing-related compliance and audit activity.
•Share-based compensation. SBC of $1.5M in Q3 2026 (Q2 2026 – $1.7M; Q1 2026 – $1.8M) reflects ongoing vesting of the stock options and RSUs granted during 2025 and 2026 and DSUs granted to directors during the quarter. The Q1 2025 SBC recovery of $0.2M primarily reflects forfeitures of previously granted awards in connection with the 2025 management transition.
•Transaction costs. Q4 2025 transaction costs of $4.8M related primarily to legal, advisory, valuation and accounting fees incurred in connection with the Maritime acquisition. No transaction costs were incurred in 2026 or in the other comparative quarters presented.
•Other income (expenses). Q3 2026 net other income of $2.7M includes the $3.1M settlement of flow-through share premium, interest income of $1.2M and $0.6M of unrealized fair-value gains on equity investments, partially offset by interest, accretion and financing expenses of $1.9M. Q2 2026 net other income of $6.5M included $3.8M of net unrealized fair-value gains on equity investments, and the Q1 2026 net other expense of $0.7M included unrealized investment losses partly offset by flow-through share premium settlements.
•Net loss and loss per share. Q3 2026 net loss was $7.1M ($0.02 per share, basic and diluted), compared to $11.1M in Q2 2026 and $19.1M in Q1 2026. Income from mine operations of $18.6M was partially offset by income and mining tax expenses of $9.2M, including the current mining tax expense of $2.2M.
•Balance sheet items. Total assets were $535.5M at December 31, 2025, reflecting the November 13, 2025 Maritime acquisition, $521.2M at March 31, 2026, $705.7M at June 30, 2026, following the proceeds of the Finance Package, and $705.8M at September 30, 2026. Cash and cash equivalents increased from $58.8M at December 31, 2025 to $193.8M at June 30, 2026, and decreased to $167.1M at September 30, 2026, primarily reflecting capital expenditures and working capital movements in Q3 2026.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Outstanding Share Data
As at September 30, 2026, New Found Gold had 385,930,765 common shares issued and outstanding (December 31, 2025 – 342,329,665). The Company's common shares are listed for trading on the TSX and on the NYSE American under the symbol “NFGC”. In connection with the Company's graduation to the TSX on August 26, 2026, the common shares were voluntarily delisted from the TSXV.
Share Capital Movements

For YTD 2026, 43,601,100 common shares were issued, comprising:

•38,870,000 common shares issued relating to the bought deal equity financing component of the Finance Package, which closed on April 27, 2026, for gross proceeds of $115,055,200;
•1,501,964 common shares issued on the exercise of 1,501,964 stock options at a weighted average exercise price of $1.40 per share, for cash proceeds of $2,108,767 (with a corresponding transfer of $2,478,480 from reserves to share capital);
•2,547,136 common shares issued on the exercise of 2,547,136 share purchase warrants at a weighted average exercise price of $1.06 per share, for cash proceeds of $2,697,624 (with a corresponding transfer of $5,662,796 from warrants to share capital); and
•682,000 common shares issued on the settlement of 717,667 vested equity-settled RSUs, with a corresponding transfer of $2,461,597 from reserves to share capital.

Stock Options
As at September 30, 2026, the Company had 7,328,276 stock options outstanding (December 31, 2025 – 7,631,500) with exercise prices ranging from $0.67 to $8.98 and a weighted average exercise price of $2.32. Of these, 4,008,397 options were exercisable at a weighted average exercise price of $2.34.

YTD 2026, 1,741,278 stock options were granted at a weighted average exercise price of $2.50 per option, 1,501,964 options were exercised at a weighted average exercise price of $1.40, and 542,538 options were forfeited or expired at a weighted average exercise price of $5.48.

Restricted Share Units

As at September 30, 2026, 2,459,361 equity-settled RSUs were outstanding (December 31, 2025 – 2,394,348). YTD 2026, 782,680 equity-settled RSUs were granted and 717,667 were settled, and the 300,000 cash-settled RSUs outstanding at December 31, 2025 were settled.

Deferred Share Units

During Q3 2026, the Company granted 128,454 DSUs to directors. The DSUs are expected to be equity-settled, vest in full on the first anniversary of the grant date and are settled when the holder departs the Company. As at September 30, 2026, 128,454 DSUs were outstanding (December 31, 2025 – nil). Share-based compensation of $39,201 was recognized for the DSUs in Q3 2026.

Warrants

As at September 30, 2026, the Company had 14,894,717 warrants outstanding (December 31, 2025 – 14,952,035) with a weighted average exercise price of $1.72. Warrants outstanding include replacement warrants issued in connection with the Maritime acquisition, whereby each outstanding Maritime warrant became exercisable for New Found Gold common shares adjusted per the 0.75 Exchange Ratio, and the 2,489,818 Tranche 1 Warrants issued to EdgePoint. A total of 2,547,136 replacement warrants were exercised for gross proceeds of $2,697,624 YTD 2026.

Fully Diluted Share Capital

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Assuming the exercise of all outstanding stock options and warrants and the settlement of all outstanding equity-settled RSUs and DSUs, the Company would have 410,741,573 common shares outstanding on a fully diluted basis as at September 30, 2026.

Subsequent Changes

Subsequent to September 30, 2026, 129,224 common shares were issued in connection with the VOA Option Agreement, 150,000 common shares were issued on the exercise of share purchase warrants, and 33,750 common shares were issued on the exercise of stock options. In addition, 33,333 stock options expired unexercised, and 260,000 stock options and 50,000 RSUs were granted.

The table below summarizes the Company’s outstanding equity instruments as at September 30, 2026 and November 10, 2026.

Instrument	September 30, 2026	November 10, 2026
Common shares outstanding	385,930,765	386,243,739
Stock options	7,328,276	7,521,193
RSUs (equity-settled)	2,459,361	2,509,361
DSUs (equity-settled)	128,454	128,454
Warrants	14,894,717	14,744,717
Fully diluted shares	410,741,573	411,147,464
Related Party Transactions
The Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers.
Key management personnel include the Company’s directors and executive officers, who have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation of key management personnel for the three and nine months ended September 30, 2026 was as follows:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Salaries and consulting (1)	$535,693	$542,047	$1,746,649	$1,304,821
Share-based compensation	1,205,662	676,896	4,214,873	2,141,549
Bonus	–	–	1,015,167	1,031,760
Termination benefits	–	–	–	929,520
	$1,741,355	$1,218,943	$6,976,689	$5,407,650
(1) Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss for the three and nine months ended September 30, 2026 - $94,500 and $283,500, respectively.
Key management personnel compensation includes salaries of $94,500 and $283,500 for Q3 2026 and YTD 2026, respectively, recorded in E&E expenditures. As at September 30, 2026, $29,500 (December 31, 2025 – $3,989) was payable to key management personnel and directors for accrued salaries, bonuses and expense reimbursements, included in accounts payable and accrued liabilities. These amounts are unsecured, non-interest bearing, and without fixed terms of repayment.
Risks and Uncertainties
The Company’s business operations are subject to a number of risks, uncertainties, and other factors that may impact the Company’s actual results, performance, or the development of the Company’s ongoing projects. Such

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

factors include those described in the section “Risks and Uncertainties” in the Company’s annual Management’s Discussion and Analysis for the year ended December 31, 2025, the Management’s Discussion and Analysis for the three and six months ended June 30, 2026, in the section “Risks” in the Company’s most recently filed Annual Information Form, and in the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Critical IFRS Accounting Policies and Accounting Estimates
The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. New Found Gold’s material accounting policies, including a summary of current and future changes in accounting policies, are disclosed in Note 3 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and in the audited consolidated financial statements for the year ended December 31, 2025.
The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2025 are disclosed in Note 4 to the 2025 audited consolidated financial statements. YTD 2026, management applied significant judgment in determining when the Hammerdown Mine and Pine Cove Mill achieved their operating levels intended by management, which the Company concluded occurred during Q3 2026, as disclosed in Note 3 and 8 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. In addition, the fair values of the assets acquired, and liabilities assumed in the Maritime acquisition remain provisional, with the measurement period ending no later than November 13, 2026.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosures included or incorporated by reference in this MD&A.

Non-IFRS Financial Measures
This MD&A refers to cash costs, cash costs per ounce of gold produced, AISC, AISC per ounce of gold produced, average realized gold price and EBITDA, which are non-IFRS financial measures or non-IFRS ratios. These measures do not have standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other issuers.
Management uses these measures to assess the operating performance of Hammerdown and the Company's ability to generate cash flow from its operations and believes that investors and analysts use them to compare gold producers. They are intended to supplement, and not replace, measures prepared in accordance with IFRS.

Cash Costs

Cash costs comprise mining, processing and site administration costs incurred at Hammerdown and Pine Cove, together with selling expenses, and exclude depreciation and depletion, reclamation, sustaining capital, exploration, corporate G&A and financing costs. Cash costs are calculated as operating expenses within cost of sales, less depreciation and depletion, adjusted for the change in inventories, plus selling expenses. Cash costs per ounce produced is cash costs divided by gold ounces produced. Silver revenue is not deducted from cash costs.

Cash costs are a non-IFRS measure and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

All-In Sustaining Costs

AISC is based on guidance published by the World Gold Council (“WGC”). AISC comprises cash costs plus reclamation expense, sustaining exploration and sustaining capital expenditures at Hammerdown and Pine Cove. Sustaining capital expenditures are those required to maintain current production. AISC excludes growth capital, including the Pine Cove conversion and expansion, Queensway exploration and development, corporate G&A, share-based compensation, financing costs and income taxes. AISC per ounce produced is AISC divided by gold ounces produced.

Average realized gold price is revenue under IFRS divided by gold equivalent ounces sold in the period.

The following table reconciles cash costs, AISC and the related per-ounce measures, and average realized gold price, to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. No comparative figures are presented because the Company had no mining operations in 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating expenses (Note 19)	$22,540,580	$–	$44,625,061	$–
Less: depreciation and depletion	(8,883,376)	–	(9,090,387)	–
Add: change in inventories	5,519,692	–	15,354,163	–
Add: selling expenses	468,920	–	633,430	–
Cash costs	$19,645,816	$–	$51,522,267	$–
Reclamation expense	85,060	–	236,817	–
Sustaining exploration	1,193,679	–	2,430,305	–
Sustaining capital expenditures	1,386,419	–	4,221,476	–
All-in sustaining costs	$22,310,974	$–	$58,410,865	$–
Gold produced (ounces)	4,863	–	10,670	–
Cash costs per ounce produced ($/oz)	4,040	–	4,829	–
AISC per ounce produced ($/oz)	4,588	–	5,474	–
Revenue	$41,579,812	$–	$67,189,809	$–
Gold equivalent ounces sold (ounces)	6,935	–	10,878	–
Average realized gold price ($/oz)	5,996	–	6,177	–

EBITDA

EBITDA is net income (loss) before income and mining taxes, interest, accretion and financing expenses, and depreciation and depletion. Management uses EBITDA to assess operating performance before the effects of financing, taxes, and non-cash depreciation and depletion. The following table reconciles net loss to EBITDA:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net loss	$(7,113,806)	$(12,944,794)	$(37,300,811)	$(32,445,437)
Add: income and mining tax expense	9,203,637	–	9,944,813	–
Add: interest, accretion and financing expenses	1,899,050	3,409	3,101,928	12,882
Add: depreciation and depletion	9,101,404	183,182	9,775,805	582,363
EBITDA	$13,090,285	$(12,758,203)	$(14,478,265)	$(31,850,192)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Forward-Looking Non-IFRS Measures
Cash cost and AISC estimates disclosed in this MD&A for Queensway and Hammerdown are derived from the respective PEAs. They are forward-looking, are calculated per ounce of gold sold as defined in each PEA and cannot be reconciled to historical IFRS measures. Actual results may differ materially due to changes in gold prices, operating conditions, cost inflation, regulatory requirements and other factors described in “Risks and Uncertainties”.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures
The Company's management is responsible for establishing and maintaining adequate disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). DC&P are designed to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities legislation, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS as issued by the IASB.
In accordance with the requirements of NI 52-109, the Company's CEO and CFO, with the participation of management, have designed, or caused to be designed under their supervision, the Company's DC&P and ICFR.

In accordance with section 3.3 of NI 52-109, the Company's management has limited the scope of the design of DC&P and ICFR to exclude controls, policies and procedures of Maritime, which was acquired by the Company on November 13, 2025. Summary financial information relating to Maritime that has been consolidated in the Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 is as follows:

•Revenue: $67,189,809
•Net income: $9,376,808
•Total assets: $481,387,743
•Total liabilities: $160,508,773

The Company is in the process of integrating Maritime's controls, policies and procedures within the Company's overall DC&P and ICFR framework, and expects to complete this integration during the year ending December 31, 2026.

Other than the continued integration of Maritime's controls, policies and procedures referred to above, there were no changes in the Company's ICFR during Q3 2026 that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The Company's management, including the CEO and CFO, recognizes that any system of DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Inherent limitations on the effectiveness of any system of controls and procedures include the possibility of human error, lapses in judgment, the circumvention or override of controls by individuals, breakdowns in operation, and cost-benefit considerations applied in the design of any control system. Because of these inherent limitations, even effective DC&P and ICFR may not prevent or detect all misstatements or instances of fraud.

Maritime Acquisition

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

On November 13, 2025, the Company completed the acquisition of Maritime Resources Corp. (“Maritime”) by way of a plan of arrangement, issuing common shares together with replacement stock options and replacement share purchase warrants for aggregate purchase consideration of $311.0M. Through the acquisition, the Company acquired the Hammerdown, Orion and Stog’er Tight deposits, the Pine Cove Mill, the Nugget Pond Hydrometallurgical Gold Plant and associated land and infrastructure. The acquisition was accounted for as a business combination under IFRS 3, Business Combinations, and is described in detail in Note 5 to the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The purchase price allocation remained preliminary and provisional as at September 30, 2026, with goodwill of $124.5M, and is subject to refinement during the IFRS 3 measurement period, which ends no later than November 13, 2026. During Q1 2026, the Company recognized a measurement period adjustment to the provisional fair value of acquired in-circuit gold inventory, with the comparative information retrospectively revised in accordance with IFRS 3; the adjustment is non-cash. Full details of the revised purchase price allocation and the measurement period adjustment are set out in Note 4 to the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward-looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements.

These forward-looking statements include, among other things, statements relating to the Queensway Gold Project; mineralization on Queensway; the interpretation of the results and benefits of the drilling program; statements related to the Hammerdown Gold Project and planned activities on the project; future drilling and the related timing and expected benefits thereof; updated MREs and related timing; the filing of the 2026 PEA; the completion of a pre-feasibility or feasibility study and related timing and costs; assay results; the interpretation of assay results; the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of Queensway and Hammerdown gold projects; production at Queensway and Hammerdown gold projects and related timing; submission of environmental assessment and related timing; the Company’s areas of focus; estimates related to the mineral resources; the Company’s future business plans; advancing Queensway as a district-scale exploration and development asset with long-term growth potential; future commercial production at Hammerdown and Pine Cove; maintaining financial discipline and access to capital; applying disciplined and consistent technical, and governance standards across assets; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to qualify for, retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador, including the EPR; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants and the potential impact of any tariffs, countervailing duties or other trade restrictions.
Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, these include, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of Queensway as described in the Queensway Technical Report; the geology of Hammerdown as described in the Hammerdown Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets and availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; any new acquisitions may not be completed as anticipated; the Company is subject to various risks associated with climate change; and other factors discussed in the Company’s Annual Information Form filed under the Company’s profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Note for United States Investors

Disclosure regarding the Company’s mineral properties, including with respect to MREs included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Additional Information

Additional information relating to the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and the Company’s website at www.newfoundgold.ca.